

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2014

Via E-Mail
Julia Gregory
Chief Executive Officer
ContraFect Corporation
28 Wells Avenue, Third Floor
Yonkers, NY 10701

> **Re:** **ContraFect Corporation**
> **Registration Statement on Form S-1**
> **Filed April 18, 2014**
> **File No. 333-195378**

Dear Ms. Gregory:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Intellectual Property, page 82

1. We note your response to our prior comment 23. Notwithstanding that your license agreement with MorphoSys AG is the subject of pending arbitration, please file this material agreement as an exhibit to your registration statement in accordance with Item 601(b)(10) of Regulation S-K. In the alternative, please provide your analysis why Item 601(b)(10) does not require this filing. Please also file your agreement with Trellis Bioscience LLC as an exhibit pursuant to Item 601(b)(10).

Index to Financial Statements
Notes to Financial Statements, page F-10

2. Please refer to your response to our comment 35. Please disclose what items comprise other assets, as required by Rule 5-02-13 of Regulation S-X for items in excess of 5 % of total assets. Additionally, it is still unclear why the change in other assets agrees with the

statement of cash flows using the explanation provided. Please advise. To the extent necessary, please provide clarifying disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via-Email
        Jonathan DeSantis
        Shearman & Sterling LLP
        599 Lexington Avenue
        New York, NY 10022